Anthony R. Paesano apaesano@paalawfirm.com 7457 Franklin Road, Suite 200 Bloomfield Hills, Michigan 48301 www.paalawfirm.com T 248.792.6886 F 248.792.6885

October 29, 2015

FILED ON EDGAR
Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE: AMERICATOWNE, INC.
REGISTRATION STATEMENT ON FORM S-1
ORIGINALLY FILED MAY 12, 2015
FIRST AMENDED FILING ON MAY 28, 2015
SECOND AMENDED FILING ON JULY 31, 2015
THIRD AMENDED FILING ON OCTOBER 20, 2015
RESPONSE TO ORAL COMMENT DATED OCTOBER 29, 2015
FILE NO. 333-204101

Dear Mr. Spirgel:

This letter is in response to Mr. Paul Fischer, Esq.'s oral on October 29, 2015 during our telephone conference at or around 3:30 p.m. EST. The oral comment was directed to Alton Perkins, Chairman of the Board, Chief Executive Officer and President for AmericaTowne, Inc. (the "Company") through me, as counsel for the Company. I have been retained by the Company to respond to the comment and to subsequently amend the above-referenced filing; however, please continue to communicate directly with Mr. Perkins in the ordinary course, and please feel free to contact me with any follow up questions or comments.

Projected Funding Table, p. 21

1. Provide assumptions for potential sources of equity or debt in support of the Projected Funding Table, or alternatively, delete the table from the filing.

Response: The Company has deleted the following language from its filing regarding this topic: "In our projections, we plan on raising funds through equity investments, stock sales and loans. Though we feel positive about our ability to raise funds, we understand that the undertaking can be difficult and may not be attainable. There are no agreements in place, contemplated or expected in our funds raising efforts, nor is there any guarantee that the source of the funds projected will ever be realized or obtained. The following Projected Funding Table Per Location is management projections, which may or may not be achieved, and this table does not apply to any particular location." The Company has also deleted the Projected Funding Per Location table immediately following this deleted language.

Very truly yours,
PAESANO AKKASHIAN APKARIAN, PC

/s/Anthony R. Paesano
Anthony R. Paesano

Statement of Chairman of the Board and President

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Alton Perkins
Alton Perkins
Chairman of the Board
President